Exhibit 99.1

PreMD Inc.

4211 Yonge Street, Suite 615
Toronto, Ontario M2P 2A9

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Common Shares”) of PreMD Inc. (the “Corporation”) will be held at The TSX Broadcast Centre, Ground Floor, Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J2 on Thursday, May 24, 2007 at the hour of 4:00 p.m. (Toronto time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2006, together with the report of the auditor thereon;

2.	to elect the directors of the Corporation;

3.	to re-appoint Ernst & Young LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix their remuneration;

4.
to consider and, if thought appropriate, pass a resolution approving the increase of the maximum number of Common Shares which may be issued pursuant to the stock option plan of the Corporation from 3,500,000 to 4,500,000, as more fully described in the accompanying management information circular;

5.
to consider and, if thought appropriate, pass, whether with or without variation, a resolution approving certain amendments to the stock option plan of the Corporation, each amendment as more fully described in the accompanying management information circular; and

6.	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Annual and Special Meeting is a management information circular dated April 25, 2007 and a copy of the consolidated financial statements of the Corporation for the year ended December 31, 2006, together with the report of the auditor thereon.

A Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his duly executed form of proxy with the Corporation at 4211 Yonge Street, Suite 615, Toronto, Ontario M2P 2A9 or with its transfer agent and registrar, Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1 on or before the close of business on Wednesday, May 23, 2007 or deliver it to the chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting.

Shareholders who are unable to be present personally at the Meeting are urged to sign, date and return the enclosed form of proxy in the envelope provided for that purpose. If you plan to be present personally at the Meeting, you are requested to bring the enclosed form of proxy for identification. The record date for the determination of those security holders entitled to receive the Notice of Annual and Special Meeting is the close of business on Tuesday, April 24, 2007.

DATED at Toronto, Ontario this 25th day of April, 2007.

BY ORDER OF THE BOARD

“Brent Norton”

Brent Norton, MD
President and Chief Executive Officer

PreMD INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular is furnished in connection with the solicitation of proxies by the management of PreMD Inc. (the “Corporation”) for use at the annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares of the Corporation (the “Common Shares”) to be held at the time and place and for the purposes set forth in the attached Notice of Annual and Special Meeting (the “Notice”). The solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by regular employees of the Corporation. The cost of solicitation will be borne by the Corporation.

The Corporation has distributed, or made available for distribution, copies of the Notice, the management information circular and form of proxy to clearing agencies, securities dealers, banks and trust companies or their nominees (“Intermediaries”) for distribution to Shareholders (“Non-registered Shareholders”) whose shares are held by or in custody of such Intermediaries. Such Intermediaries are required to forward such documents to Non-registered Shareholders unless the Non-registered Shareholder has waived the right to receive them. The solicitation of proxies from Non-registered Shareholders will be carried out by the Intermediaries or by the Corporation if the names and addresses of the Non-registered Shareholders are provided by Intermediaries. The Corporation will pay the permitted fees and costs of Intermediaries incurred in connection with the distribution of these materials.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the enclosed form of proxy. Such right may be exercised by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to the Corporation at 4211 Yonge Street, Suite 615, Toronto, Ontario M2P 2A9 (the “Head Office”) or with its transfer agent and registrar, Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1 not later than the close of business on Wednesday, May 23, 2007, or delivering it to the chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting. A proxy must be executed by the registered Shareholder or his attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized.

Proxies given by Shareholders for use at the Meeting may be revoked prior to their use:

(a)
by depositing an instrument in writing executed by the Shareholder or by such Shareholder’s attorney duly authorized in writing or, if the Shareholder is a corporation, under its corporate seal, by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing,

(i)
at the Head Office at any time up to and including the last business day preceding the day of the Meeting, being Wednesday, May 23, 2007, or any adjournment thereof, at which the proxy is to be used; or

(ii)	with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(b)	in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the accompanying form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of the matters set out in the Notice. The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting or any adjournment thereof. At the time of the printing of this management information circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice. However, if any other matters which at present are not known to management of the Corporation should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to a substantial number of Shareholders who do not hold their shares in their own name (referred to in this section as “Beneficial Shareholders”). Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in such Shareholder’s name on the records of the Corporation. Such shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Inc., which company acts as a nominee of many Canadian brokerage firms. Shares held by brokers or their nominees can only be voted for or against resolutions upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote shares directly at the Meeting - the proxy must be returned to Broadridge well in advance of the Meeting in order to have the shares voted. All references to shareholders in this Management Information Circular and the accompanying form of proxy and Notice are to Shareholders of record unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation has fixed the close of business on Tuesday, April 24, 2007 (the “Record Date”) as the record date for the purposes of determining Shareholders entitled to receive the Notice and vote at the Meeting. The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, of which 24,993,328 Common Shares were issued and outstanding as at the Record Date.

In accordance with the provisions of the Canada Business Corporations Act, the Corporation will prepare a list of the Shareholders on the Record Date. Each Shareholder named in the list will be entitled to vote the shares shown opposite his name on the list at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as at the date of this management information circular, no person beneficially owns, directly or indirectly, or exercises control or direction over voting securities of the Corporation carrying more than 10% of the voting rights of the total issued and outstanding shares of the Corporation.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table is a summary of the compensation paid by the Corporation to its: (i) President and Chief Executive Officer; (ii) Executive Vice President, Clinical and Regulatory Affairs; (iii) Vice President, Finance and Chief Financial Officer; and (iv) Vice-President, Corporate Development (collectively, the “Named Executive Officers”) for the years ended December 31, 2006, 2005 and 2004. The Corporation has four “executive officers” as such term is defined in National Instrument 51-102 - Continuous Disclosure Obligations whose compensation must be disclosed for the financial years ended December 31, 2006, 2005 and 2004.

Name and Position	Financial Year Ended	Annual Compensation			Long-term Compensation	All other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation(1) ($)	Securities Under Option Granted (#)
Dr. Brent Norton President and Chief Executive Officer	Dec. 31, 2006 Dec. 31, 2005 Dec. 31, 2004	$325,000 $331,250 $285,000	$32,500 $28,500 $142,500	- - -	230,000 100,000 -	$7,713 $22,101 -
Ronald Hosking Vice President, Finance and Chief Financial Officer	Dec. 31, 2006 Dec. 31, 2005 Dec. 31, 2004	$185,400 $191,461 $167,500	- $30,000 $30,000	- - -	78,000 52,000 -	- $13,691 -
Michael Evelegh Ph.D., Executive Vice President, Clinical and Regulatory Affairs	Dec. 31, 2006 Dec. 31, 2005 Dec. 31, 2004	$231,750 $244,125 $225,000	$23,175 $22,500 $56,250	- - -	150,000 65,000 -	- - -
Tim Currie Vice President, Corporate Development	Dec. 31, 2006 Dec. 31, 2005 Dec. 31, 2004	$185,400 $200,400 $150,000	$18,540 $29,100 $45,000	- - -	150,000 52,000 35,000	$21,320 $6,230 -

Note:

(1)
Unless otherwise disclosed, the aggregate amount of perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the salary and the bonus of each Named Executive Officer for the years ended December 31, 2006, 2005 and 2004.

Long-term Incentive Plan Awards during the Year Ended December 31, 2006

No Long-term Incentive Plan Awards were made to the Named Executive Officers during the year ended December 31, 2006.

Option Grants during the Year Ended December 31, 2006

During the year ended December 31, 2006, the following incentive stock options were granted to the Named Executive Officers:

Name and Position	Securities Under Options Granted (#) (1)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Dr. Brent Norton President and Chief Executive Officer	200,000(1) 30,000(3)	20.2% 3.0%	$1.25 $2.35	$1.25 $2.35	February 16, 2011 October 28, 2011
Ronald Hosking Vice President, Finance and Chief Financial Officer	48,000(2) 30,000(3)	4.8% 3.0%	$1.40 $2.35	$1.40 $2.35	February 28, 2011 October 28, 2011
Michael Evelegh Ph.D., Executive Vice President, Clinical and Regulatory Affairs	120,000(1) 30,000(3)	12.1% 3.0%	$1.25 $2.35	$1.25 $2.35	February 16, 2011 October 28, 2011
Tim Currie Vice President, Corporate Development	120,000(1) 30,000(3)	12.1% 3.0%	$1.25 $2.35	$1.25 $2.35	February 16, 2011 October 28, 2011

Notes:

(1)	These options will vest annually over a period of five years.
(2)	These options will vest annually over a period of two years.
(3)   These options will vest upon completion of specific measurable milestones.

Aggregated Option Exercises during the Year Ended December 31, 2006 and Financial Year-end Option Values

The following table sets out (i) the number of Common Shares issued to the Named Executive Officers upon the exercise of options during the year ended December 31, 2006 and the aggregate value realized upon such exercises; and (ii) the number and value of unexercised options held by the Named Executive Officers as at December 31, 2006:

Name and Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in- the-money Options at FY-End ($) Exercisable/ Unexercisable (3)
Dr. Brent Norton, President and Chief Executive Officer	-	-	760,000 (1) 450,000/310,000 (2)	nil/$250,000
Ronald Hosking, Vice President, Finance and Chief Financial Officer	-	-	251,000 (1) 93,800/157,200 (2)	nil/$67,200
Michael Evelegh, Ph.D., Executive Vice President, Clinical and Regulatory Affairs	-	-	375,000 (1) 173,000/202,000 (2)	nil/$150,000
Tim Currie Vice President, Corporate Development	-	-	323,000 (1) 76,000/247,000 (2)	nil/$150,000

Notes:

(1)
These options will vest (i) annually over a pre-determined number of years; and/or (ii) upon the occurrence of certain performance-related milestones of the Corporation relating to the Corporation’s core technologies (e.g. FDA clearance, strategic relationships, new technologies).

(2)	These options were not yet exercisable as the milestones or time periods referred to in note (1) above had not yet been attained.
(3)	Based upon a closing price of $1.95 for the Common Shares on the Toronto Stock Exchange on December 29, 2006, being the last trading day of the financial year ended December 31, 2006.

Employment Agreements

The Corporation has entered into employment agreements with each of the Named Executive Officers. Each of these employment agreements sets out the obligations of the Named Executive Officers to the Corporation and the compensation to be paid to them. These Named Executive Officers’ compensation includes a combination of base salary, cash bonus, stock options and other benefits.

Unless terminated earlier pursuant to the terms of their respective agreements, the employment with the Corporation of Dr. Norton and Dr. Evelegh shall continue indefinitely. If the employment of such Named Executive Officers is terminated by the Corporation without cause or, at their option, terminated in the event of a “change of control” (as such term is defined in their respective employment agreements) of the Corporation, he is entitled to cash payments equal to a percentage of his then current annual base salary. Also, in the event of termination without cause or termination by Dr. Norton or Dr. Evelegh in the event of a change of control, all of his options shall immediately vest and shall be exercisable or convertible for a period of 60 days after such termination. Each of Dr. Norton and Dr. Evelegh has agreed not to compete with the Corporation (for two years for Dr. Norton and for one year for Dr. Evelegh) in the event that he is terminated with or without cause or if he voluntarily resigns from the Corporation.

Unless terminated earlier pursuant to the terms of their respective agreements, the employment with the Corporation of Mr. Hosking and Mr. Currie shall continue indefinitely. If the employment of Mr. Hosking or Mr. Currie is terminated without cause, he is entitled to an amount equal to 12 months or 18 months, respectively, of his then current (i) annual salary; (ii) benefits under the agreement; and (iii) bonuses or other forms of long-term compensation as may have been granted by the Board of Directors. Such payments to each of Mr. Hosking or Mr. Currie are subject to certain reductions in the event that he finds alternative employment. In the event of termination by either of Mr. Hosking or Mr. Currie within a certain period after a “Change of Control” (as such term is defined in the employment agreement) of the Corporation, he is entitled to an amount equal to 12 months of his then current annual salary, payable immediately. Further, in the event of termination without cause or in the event of a Change of Control, all of his options shall immediately vest and shall be exercisable for a period of 30 days after such termination. Each of Mr. Hosking and Mr. Currie has also agreed not to compete with the Corporation for one year in the event that he is terminated with or without cause or if he voluntarily resigns from the Corporation.

Compensation of Directors

During the year ended December 31, 2006, a total of $71,250 was paid to the directors of the Corporation in their capacity as directors. The directors of the Corporation are eligible to receive options to purchase Common Shares pursuant to the terms of the Corporation’s incentive stock option plan. During the financial year ended December 31, 2006, options to purchase an aggregate of 75,000 Common Shares were granted to the non-executive directors.

Key Man Life Insurance

A subsidiary of the Corporation (the “Subsidiary”), all of the common shares of which are owned by the Corporation, maintains a life insurance policy for Dr. Norton in the amount of $11,000,000 with the Subsidiary as the named beneficiary under such policy. Pursuant to an agreement dated March 24, 2004 between the Corporation, the Subsidiary and Dr. Norton, in the event of Dr. Norton’s death, the Subsidiary shall use up to 75% of the insurance proceeds (the “Payout Amount”) to purchase the following number of Common Shares from Dr. Norton’s estate: (a) if the aggregate fair market value (as determined pursuant to the terms of the agreement) of all of Dr. Norton’s Common Shares as at the date of death is less than the Payout Amount, all of the Dr. Norton’s Common Shares at a purchase price equal to such aggregate fair market value; or (b) if the aggregate fair market value of all of Dr. Norton’s Common Shares as at the date of death is greater than the Payout Amount, such number of Dr. Norton’s Common Shares which results when (i) the Payout Amount is divided by (ii) the fair market value of a Common Share calculated as at the date of death. After the payment for Dr. Norton’s Common Shares as determined above, the balance of the insurance proceeds shall be paid to the Subsidiary. Pursuant to the terms of this agreement, on January 1 of each year, the Subsidiary shall ensure that the amount of the insurance policy is not less than 100% of the fair market value of Dr. Norton’s Common Shares at that date. The Corporation has agreed to guarantee the Subsidiary’s obligations under this agreement.

The Corporation also maintains a key man life insurance policy for Dr. Evelegh in the amount of $750,000, with the Corporation as the named beneficiary under such policy.

Compensation and Corporate Governance Committee and Report on Executive Compensation

The Compensation and Corporate Governance Committee of the Corporation is made up of Anthony F. Griffiths, David A. Rosenkrantz and Ronald Henriksen, all of which are independent directors. The committee meets on compensation matters as and when required with respect to executive compensation. The primary goal of the Compensation and Corporate Governance Committee as it relates to compensation matters is to ensure that the compensation provided to the Corporation’s executive officers is determined with regard to the Corporation’s business strategies and objectives, such that the financial interest of the officers is aligned with the financial interest of shareholders, and to ensure that their compensation is fair and reasonable and sufficient to attract and retain qualified and experienced executives. The Board of Directors of the Corporation reviews such recommendations and is responsible for ultimately determining executive compensation.

Generally, compensation is provided by the Corporation to its executive officers by way of salary, cash bonuses and the granting of stock options. The Compensation and Corporate Governance Committee annually reviews the salaries and bonuses of the executive officers and considers the individual performance of each executive officer and comparisons of executive compensation for other companies of similar size and in similar industries. The committee may also contemplate annual bonuses which are based upon various factors including the overall performance of both the Corporation and the individual executive officer during the course of each calendar year.

The Compensation and Corporate Governance Committee is of the view that the granting of stock options is an appropriate method of providing long-term incentives to executive officers of the Corporation and, in general, aligns the interests of such officers with those of the shareholders.

The compensation payable to Dr. Brent Norton, the President and Chief Executive Officer of the Corporation, is set out in an employment agreement between Dr. Norton and the Corporation (see “Executive Compensation - Employment Agreements”). The Compensation and Corporate Governance Committee reviews Dr. Norton’s base salary on an annual basis as contemplated by the employment agreement. In conducting such review, the Compensation and Corporate Governance Committee reviews the achievements of Dr. Norton measured against established objectives for each year and gives consideration to the overall performance of the Corporation. Also included in such overall assessment are specific initiatives undertaken in the year by the Corporation that have advanced the growth and progress of the Corporation and the enhancement of shareholder value during the year.

In the opinion of the Corporation and the Compensation and Corporate Governance Committee, the Corporation’s executive officers are paid fairly and commensurably with their contributions to furthering the Corporation’s strategic direction and objectives.

Shareholder Return Performance Graph

The Common Shares were first listed for trading on the former Canadian Dealing Network on November 11, 1997. They were subsequently listed on the Toronto Stock Exchange (the “TSX”) on August 22, 2000 and the American Stock Exchange on September 17, 2003. The following graph shows the percentage change in the cumulative shareholder return on the Common Shares compared to the cumulative total return of the S&P/TSX Composite Index for the period from December 31, 2001 to December 31, 2006 assuming $100 initial investments:

Comparison of Cumulative Total Return between PreMD Inc.
and the S&P/TSX Composite Index from December 31, 2001 to December 31, 2006

Note:

(1)  The calculation of the shareholder return for the Common Shares as described in the table above is based upon the trading values of the Common Shares on the TSX.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of April 25, 2007 regarding the number of Common Shares to be issued pursuant to the Corporation’s stock option plan and employee share purchase plan. The Corporation does not have any equity compensation plans that have not been approved by its shareholders.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options	Number of Common Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders Stock Option Plan Employee Purchase Plan	3,204,804 -	$2.93 n/a	22,983 197,571
Equity compensation plans not approved by security holders	-	-	-
Total	3,204,804	$2.93	220,554

Stock Option Plan

The Corporation has established a stock option plan (the “Option Plan”) in order to encourage directors, officers, employees and consultants of the Corporation to acquire a proprietary interest in the Corporation and to provide an incentive to such persons related to the performance of the Corporation.

Under the Option Plan, which is administered by the Board of Directors of the Corporation, options to acquire Common Shares may be granted to persons, firms or companies who are employees, officers, directors or consultants of the Corporation or any subsidiary of the Corporation.

The directors of the Corporation may from time to time grant options to eligible optionees. At the time options are granted, the directors shall determine the number of options, the date when the options are to become effective and, subject to the other provisions of the Option Plan and subject to applicable laws and regulations, all other terms and conditions of the options. No one optionee can receive options entitling the optionee to purchase more than 5% of the issued and outstanding Common Shares, calculated on an undiluted basis, less the aggregate number of Common Shares reserved for issuance to such person under any other option to purchase Common Shares from treasury granted as a compensation or incentive mechanism. In addition, the maximum number of Common Shares, together with any other Common Shares which may be issuable under any other Share Compensation Arrangements (as such term is defined in the Option Plan), (i) which may be issuable under the Option Plan to Insiders (as such term is defined in the Option Plan as an “insider” or “associate” of an insider, as such terms are defined in the Securities Act (Ontario)) as a group shall be 10% of the issued and outstanding number of Common Shares; (ii) which may be issued to Insiders as a group within a one-year period shall be 10% of the issued and outstanding number of Common Shares; and (iii) which may be issued to any one Insider shall be 5% of the issued and outstanding number of Common Shares.

The exercise price of each option shall be determined in the discretion of the directors of the Corporation at the time of the granting of the option, provided that any exercise price may not be less than the “market price” of the Common Shares (being the closing price of the Common Shares as reported by the Toronto Stock Exchange on the trading day immediately prior to the date of grant).

All options shall be for a term and exercisable from time to time as determined in the discretion of the directors of the Corporation at the time of the granting of the options. The maximum exercise period for options granted under the Option Plan is 10 years although options are typically granted with a five year term. Options are typically subject to vesting conditions based upon time or performance related milestones as determined by the Board of Directors from time to time.

Unless otherwise determined by the Board of Directors, options terminate (i) immediately upon an optionee’s employment with the Corporation being terminated for cause; (ii) 30 days from the date of termination in the case of termination unless as a result of permanent disability, early retirement or death; (iii) 90 days from the date of termination if such termination is a result of permanent disability or early retirement; and (iv) 90 days from the date of termination if such termination is a result of death. Each of the preceding time periods are subject to earlier expiry in the normal course based upon the original exercise period.

Options are not assignable by the optionees except for a limited right of assignment to allow the exercise of options by an optionee’s legal representative in the event of death or incapacity.

The Option Plan provides that the Corporation may arrange for the Corporation or any subsidiary thereof to make loans or provide guarantees for loans by financial institutions to assist eligible optionees to purchase Common Shares upon the exercise of options. Any such loans granted by the Corporation or any subsidiary thereof shall be full recourse to the optionee and shall be secured by the Common Shares so purchased.

As at April 25, 2007, 3,204,804 Common Shares, being approximately 12.8% of the currently issued Common Shares, were issuable pursuant to unexercised options granted to such date under the Option Plan and 22,983 options to purchase Common Shares remained available for grant under the Option Plan.

Employee Share Purchase Plan

The Corporation implemented a share purchase plan (the “Purchase Plan”) in March 1999 whereby the Corporation will match the value of the Common Shares purchased by its employees, officers and directors in the market by issuing from treasury an equal number of Common Shares, up to a maximum value of the lesser of (i) 50% of the maximum allowable annual contribution for registered retirement savings plans as established by the Canada Revenue Agency; and (ii) 9% of the participant’s annual salary.

The maximum number of Common Shares which may be issued by the Corporation pursuant to the Purchase Plan is 350,000. As at April 25, 2007, the Corporation has issued an aggregate of 152,429 Common Shares under the Purchase Plan to its employees, officers and directors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

As of April 25, 2007, no indebtedness was owing to the Corporation by any of the executive officers, directors, employees or former executive officers, directors or employees of the Corporation or any of its subsidiaries in connection with a purchase of securities or any other indebtedness.

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

No individual who is, or at any time during the financial year ended December 31, 2006 was, a director or executive officer of the Corporation, a proposed management nominee for election as a director of the Corporation, or an associate of any such director, executive officer or proposed nominee, was indebted to the Corporation or any of its subsidiaries during the financial year ended December 31, 2006 or as at April 25, 2007 in connection with security purchase programs or other programs.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No “informed person” (as such term is defined in National Instrument 51-102 - Continuous Disclosure Obligations) or proposed nominee for election as a director of the Corporation or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction in which the Corporation has participated since January 1, 2006 or in any proposed transaction which has materially affected or will materially affect the Corporation.

REPORT ON CORPORATE GOVERNANCE

Maintaining a high standard of corporate governance is a top priority for the Board of Directors and the Corporation’s management as both believe that effective corporate governance will help create and maintain shareholder value in the long term. The Board of Directors has carefully considered the Corporation’s corporate governance practices against the corporate governance guidelines set out in National Policy 58-201 and believes that they are well aligned with such guidelines.

The Board of Directors has also reviewed its corporate governance practices in light of Multilateral Instrument 52-108 - Auditor Oversight, Multilateral Instrument 52-109 - Certification of Disclosure In Companies Annual and Interim Filings and Multilateral Instrument 52-110 - Audit Committees (collectively, the “Investor Confidence Rules”) and believes that the Corporation is also well aligned with such instruments. In April 2004 and February 2006, the Corporation adopted a set of charters and corporate governance policies which are referred to throughout this management information circular.

Independence of Directors

The Board of Directors consists of a total of five directors of which Stephen Wilgar, Anthony Griffiths, Ronald Henriksen and David Rosenkrantz are considered “independent”, as such term is defined in National Instrument 58-101 - Disclosure of Corporate Governance Practices. Dr. Brent Norton is not considered independent as he is an officer of the Corporation.

Mr. Griffiths is also a director of Russel Metals Inc., Novadaq Technologies Inc., Alliance Atlantis Communications Inc., Fairfax Financial Holdings Limited, Hub International Limited, Jaguar Mining Inc., Cunningham Lindsey Group Inc., Northbridge Financial Corporation, Odyssey Re Holdings Corp. and Vitran Corporation Inc.

Mr. Henriksen is also a director of QLT Inc. and Cytori Therapeutics, Inc.

Mr. Rosenkrantz is also a director of Carfinco Income Fund, MediSystems Technologies Inc. and Stellar Pharmaceuticals Inc.

Dr. Norton is also a director of Novadaq Technologies Inc. and PLC Medical Systems, Inc.

Stephen Wilgar is chairman of the Board of Directors and is also a director of Electrohome Limited.

Other than the various committee meetings, the independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, the Board of Directors is of the view that appropriate structures and procedures are in place to ensure that it can function independently of management. Additionally, the Audit Committee is composed entirely of independent directors and holds quarterly meetings at which the independent directors discuss matters they deem relevant to the Corporation and not solely those matters related to their duties as members of the Audit Committee. The Compensation and Corporate Governance Committee is likewise composed entirely of independent directors. Independent directors are also in frequent informal communication with one another.

The following is a summary of the number of Board of Directors and committee meetings held during the financial year ended December 31, 2006 and the attendance record of each director:

Summary of Board and Committee Meetings Held

Type of Meeting	Number of Meetings
Board	6
Audit Committee	4
Compensation and Corporate Governance Committee	2
Nominating Committee	0
Total Number of Meetings Held	12

Summary of Attendance of Directors at Board and Committee Meetings

Director	Board Meetings Attended	Committee Meetings Attended
Dr. Brent Norton	6 out of 6	n/a
Stephen A. Wilgar	6 out of 6	4 out of 4
Anthony F. Griffiths	5 out of 6	6 out of 6
David A. Rosenkrantz	6 out of 6	6 out of 6
Ronald D. Henriksen	4 out of 6	2 out of 2

Mandate of the Board of Directors

The Board of Directors is elected by and is accountable to the shareholders of the Corporation. The mandate of the Board is to continually govern the Corporation and to protect and enhance the assets of the Corporation in the long-term best interest of all shareholders. The Corporation adopted a written mandate for its directors in April 2004, a copy of which is attached hereto as Schedule “A”.

Position Descriptions

The Board has approved written mandates and descriptions for the positions of each director, the Chairman and the Chief Executive Officer, as well as written mandates for each Board committee. These mandates and descriptions are to be reviewed regularly against both best practices and the requirements of the Corporation.

Orientation and Continuing Education

The Corporation has developed a detailed directors’ handbook, which includes orientation and education material, Board and Committee mandates, and the Code of Business Conduct for employees, policies and other relevant information. All new directors are given this handbook upon their appointment. The handbook is reviewed and updated as required. The Board does not provide a formal continuing education program for its directors; however, the Board, with or without the assistance of advisors, updates the directors from time to time on changing governance and legal issues. In addition, the Board undertakes thorough strategic planning sessions with Management.

Code of Business Conduct

The Board has adopted a written Code of Business Conduct for its employees, officers and directors. A copy of the Code of Business Conduct may be found on www.sedar.com. The Board monitors compliance, including through receipt by the Audit Committee of reports of unethical behaviour. No waivers from the Code of Business Conduct have been sought or granted. All directors who have a material interest in any proposed transaction or agreement contemplated by the Corporation are excluded from the portion of the meeting concerning such matters and are further precluded from voting on such matters.

Assessments

The Board, through its Compensation and Corporate Governance Committee, regularly assesses the performance of the Board overall, the committees, and the individual directors through a combination of formal (including the completion of a Board Effectiveness Survey by each director) and informal means.

Committees

The Board of Directors currently has three committees: the Audit Committee, the Compensation and Corporate Governance Committee and the Nominating Committee. The committees, their mandates and memberships are discussed below. The Corporation also maintains a Disclosure Committee made up of senior management.

Audit Committee

The Audit Committee’s primary purpose is to assist the Board of Directors in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control over financial reporting and accounting compliance, the audit process and processes for identifying, evaluating and monitoring the management of the Corporation’s principal risks impacting financial reporting. The committee also assists the Board of Directors with the oversight of financial strategies and overall risk management.

The Audit Committee is composed of Messrs. Stephen Wilgar, Anthony Griffiths and David Rosenkrantz, each of whom is a director of the Corporation. Each of the members of the Audit Committee is “independent” and “financially literate” as such terms are defined in Multilateral Instrument 52-110 - Audit Committees.

A copy of the charter of the Audit Committee is attached as an appendix to the Annual Information Form of the Corporation for the year ended December 31, 2006, a copy of which is available electronically at www.sedar.com. The section of the Annual Information Form entitled “Audit Committee” contains disclosure required by Multilateral Instrument 52-110 - Audit Committees.

Compensation and Corporate Governance Committee

The Compensation and Corporate Governance Committee is composed of Messrs. Anthony Griffiths, David Rosenkrantz and Ronald Henriksen, all of whom are considered “independent”.

The composition and description of the duties and responsibilities of the Compensation and Corporate Governance Committee as they relate to compensation matters is set out above under the heading “Executive Compensation - Compensation and Corporate Governance Committee and Report on Executive Compensation”.

The role of the Compensation and Corporate Governance Committee as they relate to corporate governance matters is to develop and recommend standards of performance for the Board of Directors, its committees and individual directors. The committee also co-ordinates and manages the process of recruiting, interviewing and recommending candidates to the Board of Directors.

Nominating Committee

The role of the Nominating Committee is to co-ordinate and manage the process of recruiting, interviewing, and recommending candidates to the Board of Directors. This committee has a formal written charter which outlines the committee’s responsibilities, requisite qualifications for new directors, the appointment and removal of directors and the reporting obligations to the Board of Directors. In addition, the Nominating Committee is given the authority to engage and compensate any outside advisor that it determines to be necessary to carry out its duties.

The Nominating Committee is composed of Stephen Wilgar, Anthony Griffiths and Ronald Henriksen, each of which is independent.

Disclosure Committee

The Disclosure Committee is responsible for reviewing all material and significant public documents prior to their issuance or release. Public documents include quarterly financial results, annual financial statements, management’s discussion and analysis and the annual information form.

The Disclosure Committee is composed of Brent Norton, President and Chief Executive Officer and Ron Hosking, Vice-President, Finance and Chief Financial Officer.

Investor Feedback

The Corporation has put in place measures to facilitate communications with Shareholders and the public in general. Feedback and concerns from Shareholders and the general public are received by the Corporation by facsimile, telephone or e-mail. The Corporation intends to keep its Shareholders informed through shareholder meetings as well as by press releases, quarterly financial statements, financial reports and other documentation, as well as by the Corporation’s website.

In the normal course, Shareholder queries and comments should be directed by email to info@premdinc.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.    Election of Directors

Management of the Corporation proposes that the persons named in the following table be nominated for election as directors of the Corporation. All of the nominees for director are now directors of the Corporation and have been since the dates set opposite their respective names. An affirmative vote of a majority of the votes cast at the Meeting is sufficient for the election of directors.

In the event a nominee is unable or unwilling to serve, an event that management of the Corporation has no reason to believe will occur, the persons named in the accompanying form of proxy reserve the right to vote for another person at their discretion, unless a Shareholder has specified in the form of proxy that these shares are to be withheld from voting for the election of directors. Each director elected at the Meeting will hold office until the close of the next annual meeting of Shareholders or until such director’s successor is duly elected or appointed.

The following table sets forth the name of each person to be nominated by management of the Corporation for election as a director, such person’s present position with the Corporation, the period or periods of his service as a director of the Corporation, and the approximate number of Common Shares beneficially owned, directly or indirectly, or subject to control or direction, by such person as at April 25, 2007:

Name and Place of Residence	Principal Occupation	Director Since	Number and Class of Voting Securities Beneficially Owned or Controlled
Dr. Brent Norton(1) Ontario, Canada	President, Chief Executive Officer and Director of the Corporation	March 17, 1993	2,360,948 Common Shares (9.5%)
Stephen A. Wilgar(2)(4) Ontario, Canada	Corporate director of various public companies	March 17, 1993	290,827 Common Shares (1.2%)
Anthony F. Griffiths(2)(3)(4) Ontario, Canada	Corporate director of various public companies	July 13, 1995	510,500 Common Shares (2.0%)
David A. Rosenkrantz(2)(3) Ontario, Canada	President, Patica Securities Limited, a limited market dealer, and director of various public companies	June 11, 1998	278,033 Common Shares (1.1%)
Ronald D. Henriksen(3)(4) Indiana, U.S.A.	Chief Investment Officer, Twilight Ventures, L.L.C., a venture capital firm	June 16, 2004	6,000 Common Shares (0.02%)

Notes:

(1)   Member of the Disclosure Committee.
(2)   Member of the Audit Committee.
(3)   Member of the Compensation and Corporate Governance Committee.
(4)	Member of the Nominating Committee.

2.    Appointment of Auditor

Management proposes to nominate Ernst & Young LLP, Chartered Accountants, Toronto, Ontario, which firm has been auditor of the Corporation since 1997, as auditor of the Corporation to hold office until the next annual meeting of Shareholders. An affirmative vote of a majority of the votes cast at the Meeting is sufficient for the appointment of auditor. It is intended that the shares represented by proxies in favour of management nominees will be voted in favour of the appointment of Ernst & Young LLP as auditor of the Corporation and the authorizing of the directors to fix their remuneration.

3.	Amendments to Stock Option Plan

Increase in Stock Option Plan

Currently, the maximum number of Common Shares issuable pursuant to the exercise of options granted under the Option Plan is 3,500,000. As at April 25, 2007, 22,983 Common Shares remain available for future grant under the Option Plan.

At the Meeting, Shareholders will be asked to consider and, if thought fit, to pass a resolution approving certain amendments to the Option Plan to increase the maximum number of Common Shares which may be issued upon the exercise of options granted pursuant to the Option Plan to all participants from 3,500,000 (being approximately 14.0% of the currently issued and outstanding Common Shares) to 4,500,000 (being approximately 18.0% of the currently issued and outstanding Common Shares). A summary of the terms and conditions of the Option Plan are described above under the heading of “Securities Authorized for Issuance under Equity Compensation Plans - Stock Option Plan”.

Management is of the opinion that the proposed amendment increasing the number of Common Shares issuable under the Option Plan would be beneficial to the Corporation as it would provide the Corporation with greater flexibility to grant additional options pursuant to the Option Plan and thus assist the Corporation in its efforts to continue to attract qualified senior management, directors, employees and consultants.

The text of the resolution to be submitted to the Shareholders is as follows.

               “RESOLVED THAT:

1.    The stock option plan of the Corporation dated June 11, 1998, as amended, is hereby amended by deleting the reference to “3,500,000” contained in section 4 therein and replacing it with “4,500,000”.

2.                Any officer or director of the Corporation is hereby authorized and empowered on behalf of the Corporation to do all things and sign all papers necessary or desirable to effect the foregoing.”

The TSX has conditionally approved the increase in the size of the Option Plan. An affirmative vote of a majority of the votes cast at the Meeting is sufficient to pass the resolution authorizing such amendments to the Option Plan.

IT IS INTENDED THAT THE COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF SUCH RESOLUTION.

Resolution Amending the Option Plan

At the Meeting, Shareholders will be asked to consider and, if thought fit, to pass a resolution approving certain amendments to the terms of the Option Plan that are being proposed in light of recent guidelines provided by the TSX. Specifically, Management is proposing to:

(i)
amend the Option Plan to provide that the expiration date of an option will be the later of the date fixed for expiration under the option grant and the date that is ten business days following the expiration of a “blackout period” imposed by the Corporation (as such term is contemplated in the Corporation’s insider trading policy, as may be amended from time to time), should the option expire during such blackout period or within nine business days following the end of such blackout period; and

(ii)
in accordance with TSX guidelines, replace the general amending provision currently found in the Option Plan with a more detailed amending provision that sets out the circumstances where TSX and shareholder approval will be required (e.g. any amendment to the number of Common Shares issuable under the Option Plan, certain amendments to options held by Insiders, etc.) and those circumstances where TSX and shareholder approval will not be required (e.g. amendments of a housekeeping nature).

The text of the resolution to be submitted to the Shareholders is set out in Schedule “B” attached hereto and the full text of the Option Plan which incorporates the proposed amendments as contemplated in such resolution is attached hereto as Schedule “C”. The proposed amendments to the Option Plan have been approved by the TSX.

The Board has unanimously approved the proposed amendments to the Option Plan and recommends that Shareholders vote FOR the proposed amendments. An affirmative vote of a majority of the votes cast at the Meeting is sufficient to pass the resolution authorizing such amendments to the Option Plan.

IT IS INTENDED THAT THE COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF SUCH RESOLUTION.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person or company who is, or at any time during the financial year ended December 31, 2006 was, a director or executive officer of the Corporation, a proposed management nominee for election as a director of the Corporation, or an associate or affiliate of any such director, executive officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com and on the Corporation’s website at www.premdinc.com. Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis of Financial Condition and Operating Results (“MD&A”) for the year ended December 31, 2006.

In addition, copies of the Corporation’s most recent annual information form, together with any document incorporated therein by reference, the annual report, the annual financial statements and MD&A and this management information circular may be obtained upon request to the Secretary of the Corporation at 4211 Yonge Street, Suite 615, Toronto, Ontario M2P 2A9 or by telephone at 416.222.3449. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

APPROVAL OF BOARD OF DIRECTORS

The contents of this management information circular and the sending of it to each director of the Corporation, to the auditor of the Corporation, to the Shareholders and to the appropriate governmental agencies have been approved by the directors of the Corporation.

DATED at Toronto, Ontario this 25th day of April, 2007.

“Brent Norton”

Brent Norton, MD
President and Chief Executive Officer

SCHEDULE “A”

PreMD Inc.

DIRECTORS’ MANDATE

Directors’ Responsibilities

The directors of PreMD Inc. (the “Corporation”) are explicitly responsible for the stewardship of the Corporation. To discharge this obligation, the directors should assume responsibility in the following areas:

Strategic Planning Process

•	Provide input to management of the Corporation on emerging trends and issues.

•	Review and approve management’s strategic and/or business plans as well as the processes by which such plans are developed.

•	Review and approve the financial objectives, plans and actions, including significant capital allocations and expenditures of the Corporation.

Monitoring Tactical Progress

•	Monitor corporate performance of the Corporation against the strategic and business plans, including assessing operating results to evaluate whether the business is being properly managed.

Risk Assessment

•	Identify the principal risks of the business of the Corporation and ensure that appropriate systems are in place to manage these risks.

Senior Level Staffing

•	Select, monitor and evaluate the Chief Executive Officer and other senior executives of the Corporation, and ensure orderly management succession.

•
Approve a position description for the CEO including limits to management’s responsibilities and corporate objectives which the CEO is responsible for meeting, all upon recommendation from the Compensation and Corporate Governance Committee.

Integrity

•	Ensure the integrity of the Corporation’s internal control and management information systems.

•	Ensure ethical behaviour and compliance with laws and regulations, audit and accounting principles, and the Corporation’s own governing documents.

Material Transactions

•	Review and approve material transactions involving members of the Corporation not in the ordinary course of business.

Monitoring Directors’ Effectiveness

•	Assess its own effectiveness in fulfilling the above and responsibilities of the Board, including monitoring the effectiveness of individual directors.

Other

•	Perform such other functions as prescribed by law or assigned to the Board.

A - 2

SCHEDULE “B”

RESOLUTION CONCERNING AMENDMENTS TO STOCK OPTION PLAN

RESOLVED THAT:

1.	The stock option plan of the Corporation dated June 11, 1998, as amended, is hereby amended:

(a)	by adding the following definition of “Business Day” in section 1:

““Business Day” means any day other than a Saturday, a Sunday or a statutory holiday observed in Ontario;”

(b)	by adding the following text to the end of subsection 6(c):

“Except in the case of a Participant’s Option that terminates pursuant to subparagraph 6(e)(ii) below, in the event that the term of any Option expires either (i) within a “blackout period” (as such term is contemplated in the Corporation’s insider trading policy, as may be amended from time to time) imposed by the Corporation; or (ii) within nine Business Days following the end of the blackout period, the Option shall expire on the date (the “Blackout Expiration Date”) that is ten Business Days following the end of such blackout period. The Blackout Expiration Date shall not be subject to the discretion of the Board.”

(c)        by deleting section 10 in its entirety and replacing it with the following:

“(a)	The approval of the Board and the requisite approval from the TSX and the Shareholders shall be required for any of the following amendments to be made to the Plan:

(i)
any amendment to the number of Shares issuable under the Plan, including an increase in the fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by Shareholders will not require additional Shareholder approval;

(ii)	a reduction in the exercise price or purchase price of an Option (other than for standard anti-dilution purposes) held by or benefiting an Insider;

(iii)	an increase in the maximum number of Shares that may be issued to Insiders within any one year period or that are issuable to Insiders at any time;

(iv)	an extension of the term of an Option held by or benefiting an Insider;

(v)	any change to the definition of “Eligible Person” which would have the potential of broadening or increasing Insider participation;

(vi)	the addition of any form of financial assistance;

(vii)	any amendment to a financial assistance provision which is more favourable to Participants;

(viii)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve;

(ix)	the addition of a deferred or restricted share unit or any other provision which results in Participants receiving securities while no cash consideration is received by the Corporation; and

(x)
any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to Eligible Persons, especially Insiders, at the expense of the Corporation and its existing Shareholders.

(b)
The Board may, without Shareholder approval but subject to receipt of requisite approval as required by the TSX, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in subsection 10(a) above including, without limitation:

(i)	amendments of a housekeeping nature;

(ii)	a change to the vesting provisions of an Option or the Plan;

(iii)	a change to the termination provisions of an Option or the Plan which does not entail an extension beyond the original expiry date, except as contemplated in subsection 6(c) above; and

(iv)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.”

2.	Any officer or director of the Corporation is hereby authorized and empowered on behalf of the Corporation to do all things and sign all papers necessary or desirable to effect the foregoing.

B - 2

SCHEDULE “C”

STOCK OPTION PLAN

1.             INTERPRETATION:

For the purposes of this Plan, the following terms shall have the following meanings:

(a)	“Board” means the board of directors of the Corporation;

(b)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday observed in Ontario;

(c)	“Corporation” means PreMD Inc.;

(d)
“Consultant” means an individual (including an individual whose services are contracted through a personal holding corporation) with whom the Corporation or a Subsidiary has a contract for management or consulting services;

(e)	“Effective Date” means the date of adoption of this Plan by the shareholders of the Corporation, namely June 11, 1998;

(f)
“Eligible Person” means, subject to all applicable laws, any employee, Senior Officer, director or Consultant of the Corporation or any Subsidiary or any personal holding corporation controlled by an Officer or director of the Corporation or any Subsidiary or any registered retirement savings plans established by an employee, Officer or director of the Corporation or any Subsidiary;

(g)	“Insider” means:

(i)	an insider as defined under Section 1(1) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or Officer of a Subsidiary, and

(ii)	an associate, as defined under Section 1(1) of the Securities Act (Ontario), of any person who is an insider by virtue of clause 1(f)(i) above;

(h)	“Officer” has the meaning ascribed thereto in Section 1(1) of the Securities Act (Ontario);

(i)	“Option” means an option to purchase Shares granted to an Eligible Person pursuant to the terms of the u7Plan;

(j)	“Outstanding Issue” shall mean the number of Shares that are issued and outstanding immediately prior to the share issuance in question;

(k)	“Participant” means Eligible Persons to whom Options have been granted;

(l)	“Plan” means this stock option plan of the Corporation;

(m)
“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan, stock appreciation rights involving the issuance of securities from treasury or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(n)	“Shareholder” means a holder of Shares;

(o)	“Shares” means the common shares of the Corporation;

(p)	“Subsidiary” means any company that is a subsidiary of the Corporation as defined under Section 1(4) of the Securities Act (Ontario);

(q)	“Termination Date” means the date on which a Participant ceases to be an Eligible Person; and

(r)	“TSX” means the Toronto Stock Exchange.

Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

This Plan and all matter which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

2.	PURPOSE: The purpose of this Plan is:

(a)
to encourage ownership of the Shares by directors, Officers and employees of the Corporation and its Subsidiaries and Consultants, who are primarily responsible for the management and profitable growth of its business;

(b)	to advance the interests of the Corporation by providing additional incentive for superior performance by such persons and to enable the Corporation and its Subsidiaries; and

(c)	to attract and retain valued directors, Officers, employees and Consultants.

3.	ADMINISTRATION: The Plan shall be administered by the Board. Subject to the limitations of the Plan, the Board shall have the authority:

(a)	to grant options to purchase Shares to Eligible Persons;

(b)	to determine the terms, limitations, restrictions and conditions respecting such grants;

(c)	to interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable, and

(d)	to make all other determinations and to take all other actions in connection with the implementation and administration of the Plan as it may deem necessary or advisable.

The Board’s guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Corporation and all other persons.

4.
SHARES SUBJECT TO THE PLAN: The maximum number of Shares which may be reserved and set aside for issue under this Plan shall be 4,500,000, provided that the Board shall have the right, from time to time, to increase such number subject to the approval of the shareholders of the

Corporation. The maximum number of Shares which may be reserved for issuance to any one person under the Plan shall be 5% of the Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Shares reserved for issuance to such person under any other option to purchase Shares from treasury granted as a compensation or incentive mechanism.

Any Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grants under the Plan. No fractional Shares shall be issued, and the Board may determine the manner in which fractional share value shall be treated.

5.
PARTICIPATION: Options shall be granted under the Plan only to Eligible Persons designated from time to time by the Board and shall be subject to the approval of such regulatory authorities as may have jurisdiction.

6.
TERMS AND CONDITIONS OF OPTIONS: The terms and conditions of each Option shall include the following, as well as such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Board including those contained in any stock option agreement entered into between the Corporation and a Participant:

(a)
Option Price: The option price of any Shares in respect of which an Option may be granted shall be fixed by the Board but shall be not less than the market price of the Shares at the time the Option is granted. For the purpose of this subparagraph 6(a), “market price” shall be deemed to be the closing price as reported by the TSX on the last trading day immediately preceding the day upon which the Option is granted or, if the Common Shares are not listed for trading on the TSX, the price as may be determined by the Board, acting in good faith.

(b)
Payment: The full purchase price of Shares purchased under an Option shall be paid in cash or certified funds upon the exercise thereof, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable. A holder of an Option shall have none of the rights of a shareholder until the Shares are issued to him.

(c)	Term of Option:

(i)	Options may be granted under this Plan exercisable over a period not exceeding ten (10) years.

(ii)	Each Option shall be subject to earlier termination as provided in subparagraph 6(e).

(iii)
Except in the case of a Participant’s Option that terminates pursuant to subparagraph 6(e)(ii) below, in the event that the term of any Option expires either (i) within a “blackout period” (as such term is contemplated in the Corporation’s insider trading policy, as may be amended from time to time) imposed by the Corporation; or (ii) within nine Business Days following the end of the blackout period, the Option shall expire on the date (the “Blackout Expiration Date”) that is ten Business Days following the end of such blackout period. The Blackout Expiration Date shall not be subject to the discretion of the Board.

(d)
Exercise of Option: Subject to the provisions contained in subparagraphs 6(e)(ii), (iii) and (iv), no Option may be exercised unless the Participant is then an Eligible Person. This Plan shall not confer upon the Participant any right with respect to continuation of employment by the Corporation. Absence on leave approved by an officer of the Corporation or of any Subsidiary authorized to give such approval shall not be considered an interruption of employment for any purpose of the Plan. Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the transfer agent of the Corporation at Toronto of written notice of exercise specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Shares then being purchased.

(e)
Termination of Options: Unless otherwise determined by the Board, in its sole discretion, any Option granted pursuant hereto, to the extent not validly exercised, will terminate on the earliest of the following dates:

(i)
the date of expiration specified in the Option agreement or in the resolution of the Board granting such Option, as the case may be, being not more than ten (10) years after the date upon which the Option was granted;

(ii)	the date of termination of the Participant’s employment with the Corporation or a Subsidiary, where termination is for cause;

(iii)
thirty (30) days after the Participant ceases to be an Eligible Person, other than by reason of retirement, permanent disability or death during which thirty (30) day period the Participant may exercise the Option to the extent he was entitled to exercise it at the date the Participant ceased to be an Eligible Person. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant;

(iv)
either one or two years, as determined by the Board, after the date of the death of the Participant during which period the Option may be exercised by the Participant’s legal representative or the person or persons to whom the deceased Participant’s rights under the Option shall pass by will or the applicable laws of descent and distribution, and only to the extent the Participant would have been entitled to exercise the Option on the date of death; and

(v)
either one or two years, as determined by the Board, after termination of the Participant’s employment by reason of permanent disability or retirement under any retirement plan of the Corporation or any Subsidiary, during which period the Participant may exercise the Option to the extent he was entitled to exercise it at the time of such termination, provided that if the Participant shall die within such period, then such right shall be exercisable during such period only by the persons described in clause 6(e)(iv) hereof and only to the extent therein set forth.

(f)
Non-transferability of Stock Option: No Option shall be transferable or assignable by the Participant other than by will or the laws of descent and distribution and such Option shall be exercisable during his lifetime only by the Participant.

(g)
Applicable Laws or Regulations: The Plan, the grant and exercise of Options hereunder and the Corporation’s obligation to sell and deliver Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange on which the Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obligated by any provision of the Plan or the granting of any Option hereunder to issue or sell Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or the Shares under the securities laws of any jurisdiction and any purported grant of any Option or issue or sale of Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to issue any Shares pursuant to the Plan unless such Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Shares are listed for trading. Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

7.	ADJUSTMENTS IN SHARES SUBJECT TO THE PLAN:

(a)
Subdivisions and Redivisions: In the event of any subdivision or redivision or subdivisions or redivisions of the Shares at any time while any Option is outstanding into a greater number of Shares, the Corporation shall thereafter deliver at the time of exercise of any Option, in lieu of the number of Shares in respect of which such Option is then being exercised, such greater number of Shares as would result from said subdivision or redivision or subdivisions or redivisions had such Option been exercised before such subdivision or redivision or subdivisions or redivisions without the Participant making any additional payment or giving any other consideration therefor.

(b)
Consolidations: In the event of any consolidation or consolidations of the Shares at any time while any Option is outstanding into a lesser number of Shares, the Corporation shall thereafter deliver, and the Participant shall accept, at the time of exercise of any Option, in lieu of the number of Shares in respect of which such Option is then being exercised, such lesser number of Shares as would result from such consolidation or consolidations had such Option been exercised before such consolidation or consolidations.

(c)
Reclassifications/Changes: In the event of any reclassification or change or reclassifications or changes of the Shares at any time while any Option is outstanding, the Corporation shall thereafter deliver at the time of exercise of any Option hereunder the number of securities of the Corporation of the appropriate class or classes resulting from said reclassification or change or reclassifications or changes as the Participant would have been entitled to receive in respect of the number of Shares in respect of which such Option is then being exercised had such Option been exercised before such reclassification or change or reclassifications or changes.

(d)
Other Capital Reorganizations: In the event of any capital reorganization of the Corporation at any time while any Option is outstanding, not otherwise covered in this paragraph 7 or a consolidation, amalgamation or merger with or into any other entity or the sale of the properties and assets as or substantially as an entirety to any other entity, the Participant if he has not exercised his Option prior to the effective date of such reorganization, consolidation, amalgamation, merger or sale, upon the exercise of such Option thereafter, shall be entitled to receive and shall accept in lieu of the number of Shares then subscribed for by him but for the same aggregate consideration payable therefor, the number of other securities or property of the entity resulting from such merger, amalgamation or consolidation or to which such sale may be made, as the case may be, that the Participant would have been entitled to receive on such capital reorganization, consolidation, amalgamation, merger or sale if, on the record date or the effective date thereof, he had been the registered holder of the number of Shares so subscribed for.

(e)
Other Changes: In the event that the Corporation takes any action affecting the Shares at any time, other than any action described above, which in the opinion of the board of directors of the Corporation would materially affect the rights of a Participant, the exercise price or number of Shares issuable upon exercise of any Option will be adjusted in such manner, if any, and at such time, as the board of directors of the Corporation may determine, but subject in all cases to any necessary regulatory and, if required, shareholder approval. Failure to take such action by the directors of the Corporation so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Shares will be conclusive evidence that the board of directors of the Corporation has determined that it is equitable to make no adjustment in the circumstances.

(f)
The Corporation shall not be obligated to issue fractional Shares in satisfaction of its obligations under the Plan or any Option and the Participant will not be entitled to receive any form of compensation in lieu thereof.

(g)
If at any time the Corporation grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the number of Shares or other securities subject to the Options in consequence thereof and the Options shall remain unaffected.

(h)	The adjustment in the number of Shares issuable pursuant to Options provided for in this paragraph 7 shall be cumulative.

(i)
On the happening of each and every of the foregoing events, the applicable provisions of the Plan and each of them shall, ipso facto, be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Options (and the Plan) and the exercise price thereof.

8.	LIMITS WITH RESPECT TO INSIDERS:

(a)
The maximum number of Shares which may be reserved for issuance to Insiders under the Plan, together with any other Shares which may be issuable to Insiders under any other Share Compensation Arrangement, shall be 10% of the Outstanding Issue.

(b)
The maximum number of Shares which may be issued to Insiders under the Plan, together with any other Shares which may be issuable to Insiders under any other Share Compensation Arrangement, within a one-year period shall be 10% of the Outstanding Issue.

(c)
The maximum number of Shares which may be issued to any one Insider under the Plan, together with any other Shares which may be issuable to Insiders under any other Share Compensation Arrangement, within a one-year period shall be 5% of the Outstanding Issue.

(d)
Any entitlement to acquire Shares granted pursuant to the Plan or any other Share Compensation Arrangement prior to the grantee becoming an Insider shall be excluded for the purposes of the limits set out in subparagraphs (a), (b) and (c) of this paragraph 8.

9.
FINANCIAL ASSISTANCE FOR PURCHASE OF SHARES: Subject to applicable law, the Corporation may, in its sole discretion, arrange for the Corporation or any Subsidiary to make loans or provide guarantees for loans by financial institutions to assist Participants to purchase Shares upon the exercise of the Options so granted. Any loans granted by the Corporation or any Subsidiary to assist Participants to purchase Shares upon the exercise of Options shall be full recourse to the Participant and secured by the Shares purchased with the proceeds of the loan, and shall be at such rates of interest, if any, and on such other terms as may be determined by the Corporation and shall be for a period not to exceed the initial term of the Option.

The Shares may be sold by the Participant at any time provided that an amount equivalent to the option price per Share sold, or the balance of the loan, whichever is the lesser, is applied in repayment of the loan.

10.	AMENDMENT AND TERMINATION OF PLAN AND OPTIONS:

(a)	The approval of the Board and the requisite approval from the TSX and the Shareholders shall be required for any of the following amendments to be made to the Plan:

(i)
any amendment to the number of Shares issuable under the Plan, including an increase in the fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by Shareholders will not require additional Shareholder approval;

(ii)	a reduction in the exercise price or purchase price of an Option (other than for standard anti-dilution purposes) held by or benefiting an Insider;

(iii)	an increase in the maximum number of Shares that may be issued to Insiders within any one year period or that are issuable to Insiders at any time;

(iv)	an extension of the term of an Option held by or benefiting an Insider;

(v)	any change to the definition of “Eligible Person” which would have the potential of broadening or increasing Insider participation;

(vi)	the addition of any form of financial assistance;

(vii)	any amendment to a financial assistance provision which is more favourable to Participants;

(viii)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve;

(ix)	the addition of a deferred or restricted share unit or any other provision which results in Participants receiving securities while no cash consideration is received by the Corporation; and

(x)
any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to Eligible Persons, especially Insiders, at the expense of the Corporation and its existing Shareholders.

(b)           The Board may, without Shareholder approval but subject to receipt of requisite approval as required by the TSX, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in subparagraph 10(a) above including, without limitation:

(i)	amendments of a housekeeping nature;

(ii)	a change to the vesting provisions of an Option or the Plan;

(iii)	a change to the termination provisions of an Option or the Plan which does not entail an extension beyond the original expiry date, except as contemplated in subparagraph 6(c) above; and

(iv)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.

11.
EFFECTIVE DATE AND DURATION OF PLAN: Subject to paragraph 12, the Plan becomes effective on the Effective Date and Options may be granted immediately thereafter. Any Options granted subsequent to the Effective Date but prior to the approval of the Plan by the Shareholders as contemplated in paragraph 12 shall not be exercisable until such approval is obtained and, if such approval is not obtained, such Options shall be immediately cancelled. The Plan shall remain in full force and effect until such time as the Board shall terminate the Plan, and for so long thereafter as Options remain outstanding in favour of any Participant.

PREMD INC.

4211 Yonge Street
Suite 615
Toronto, Ontario
M2P 2A9

PROXY

ANNUAL AND SPECIAL MEETING - THURSDAY, MAY 24, 2007

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION

The persons named in this proxy are directors and/or officers of PreMD Inc. (the “Corporation”). A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM OR HER AT THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS (THE “MEETING”) MAY DO SO either by inserting the name of such person in the space provided below or by completing another proper form of proxy and, in either case, delivering or mailing the completed proxy to the Secretary of the Corporation in time for use at the Meeting.

The undersigned shareholder of the Corporation hereby appoints Dr. Brent Norton, or, failing him, Stephen A. Wilgar or, instead of any of the foregoing, ______________as proxyholder for and on behalf of the undersigned to attend the Meeting to be held on Thursday, May 24, 2007, and at any adjournments thereof, to act for and on behalf of and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present with respect to the matters specified below.

I direct my proxy to vote as follows:

1.    To elect the proposed nominees set forth in the management information circular furnished in connection with the Meeting as directors of the Corporation.

FOR ☐ ☐ WITHHOLD VOTE

2.    To appoint Ernst & Young LLP, Chartered Accountants, as Auditor of the Corporation for the ensuing year and to authorize the Board of Directors to fix the remuneration to be paid to the Auditor.

FOR ☐ ☐ WITHHOLD VOTE

3.    To authorize the increase of the maximum number of common shares which may be issued pursuant to the stock option plan of the Corporation from 3,500,000 to 4,500,000, as more fully described in the accompanying management information circular.

FOR ☐ ☐ AGAINST

4.    To approve certain amendments to the stock option plan of the Corporation, as more fully described in the accompanying management information circular.

FOR ☐ ☐ AGAINST

5.    To vote in such proxyholder’s discretion on amendments or variations to the matters identified in the Notice of Annual and Special Meeting or on such other matters as may properly come before the Meeting or any adjournment thereof.

This proxy is solicited by and on behalf of the management of the Corporation. This proxy, when properly executed, confers discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting, and to other matters that may properly come before the Meeting or any adjournment thereof. Management knows of no such other matters. The shares represented by this proxy, if in favour of a person designated in this form, will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be conducted. If the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted accordingly. If no choice is specified, the shares represented by this proxy will be voted “For” the matters listed.

NOTES TO PROXY:

If you are unable to attend the Meeting, please date and sign the proxy exactly as your name appears on the address label on the envelope enclosing this proxy. This proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a body corporate by an officer or an attorney thereof duly authorized. Thereafter, this proxy should be returned in the enclosed envelope.

To be effective, this proxy must be received by the Corporation or its transfer agent and registrar Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1 on or before the close of business on Wednesday, May 24, 2007 or be presented to the chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting.

Your name and address is recorded as indicated on the address label on the envelope enclosing this proxy. Please report any change. The undersigned hereby revokes any proxy previously given.

                                                                    DATED _______________________________________, 2007.
                                                            (If undated the proxy will be deemed to be dated
                                                                    on the day on which it is mailed.)

                                                                                                                        ____________________________________________
                                                                    Signature of Shareholder

                                                                                                                        ____________________________________________
                                                                    Name of Shareholder
                                                                    (please print clearly)

                                                                                                                        ____________________________________________
                                                                    Address

                                                                                                                        ____________________________________________
                                                                    City/Province

                                                                                                                        ____________________________________________
                                                                    Number of Common Shares Held